Filed by Terra Networks, S.A.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                                    Subject Company: Lycos, Inc.
                                                   Commission File No. 000-27830


Telefonica LOGO                    Terra LOGO                      Press Release


           TELEFONICA AND TERRA MOVE AHEAD WITH ACQUISITION OF LYCOS

MADRID, Spain, August 1, 2000-Telefonica and Terra continue to carry out the necessary procedures to finalize the acquisition of Lycos by Terra.

     The capital increase (2.2 billion Euros) contemplated in the acquisition agreements is expected to be concluded in mid-September. Telefonica reiterates its commitment to fully subscribe this capital increase if any shares are not purchased by the rest of the stockholders.

     Telefonica and Terra estimate that the closing of the transaction, which will occur after the Annual General Meeting of Lycos, could take place during the month of October.

     The closing of the transaction, including the procedures which are yet to be concluded, are subject to the approval of the appropriate authorities. It is hoped that they will be obtained within the time frame indicated.

     These materials contain certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including, but not limited to: the timing of the Terra Networks, S.A. ("Terra Networks") rights offering and the Terra Networks and Lycos, Inc. ("Lycos") merger. Forward-looking statements may also be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future" or similar expressions. The forward-looking statements included in these materials are based on current expectations. However, some of the actions described above may be delayed or may not occur due to various factors, such as delay in our receipt of, or our failure to receive, necessary shareholder and regulatory approvals, many of which are beyond the control of Terra Networks.

     WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT TERRA NETWORKS AND LYCOS HAVE FILED AND WILL FILE WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

     Investors will be able to obtain copies of the registration statements and other documents from the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, Telephone (202) 942-8090, Fax (202) 628-9001, E-mail:
publicinfo@sec.gov. In addition, documents (excluding any exhibits) filed with the SEC by Terra Networks will be available free of charge from Terra Networks. Read the proxy statement/prospectus carefully before making a decision regarding the share exchange.

     This communication shall not constitute an offer to sell or the solicitation of an offer to by, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Telefonica LOGO                  Terra LOGO                       Nota de Prensa
                                                                   Press Release

01/08/2000


TELEFONICA Y TERRA AVANZAN HACIA LA
ADQUISICION DE LYCOS

Madrid, 1 de agosto de 2000. Telefonica y Terra continuan desarrollando los tramites necesarios para el cierre de la adquisicion de Lycos por Terra.

     La ampliacion de capital dineraria (2.200 millones de Euros) prevista en los acuerdos de adquisicion se espera que quede concluids a mediados del mes de septiembre, reiterando Telefonica su compromiso de suscribir tal ampliacion en su integridad si quedaran acciones sin suscribir por el resto de los accionistas.

     Telefonica y Terra estiman que el cierre de la operacion, una vez se celebre la Junta General de Accionistas de Lycos, podra tener lugar en el mes de octubre.

     El cierre de la operacion, incluyendo laos tramites pendientes de conclusion, estan sujetos a la aprobacion de las autoridades competentes, que se esperan obtener en el marco del calendario indicado.

     These materials contain certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including, but not limited to: the timing of the Terra Networks, S.A. ("Terra Networks") rights offering and the Terra Networks and Lycos, Inc. ("Lycos") merger. Forward-looking statements may also be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future" or similar expressions. The forward-looking statements included in these materials are based on current expectations. However, some of the actions described above may be delayed or may not occur due to various factors, such as delay in our receipt of, or our failure to receive, necessary shareholder and regulatory approvals, many of which are beyond the control of Terra Networks.

     WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT TERRA NETWORKS AND LYCOS HAVE FILED AND WILL FILE WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

     Investors will be able to obtain copies of the registration statements and other documents from the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, Telephone (202) 942-8090, Fax (202) 628-9001, E-mail:
publicinfo@sec.gov. In addition, documents (excluding any exhibits) filed with the SEC by Terra Networks will be available free of charge from Terra Networks. Read the proxy statement/prospectus carefully before making a decision regarding the share exchange.


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